Renewal No.34

NO. 82-34703

FORM 45-102F3
SECURITIES ACT

Notice of Intention to Distribute Securities and Accompanying Declaration under Section 2.8 of Multilateral Instrument 45-102 Resale of Securities

RECEIVED
2004 AUG -4 P 1:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. **Name and address of the reporting issuer:**

Prima Developments Ltd.
Suite 200 – 20351 Duncan Way
Langley, B.C.
V3A 7N3
(604) 532 – 5311

04036011

2. **Date and jurisdictions where issuer became a reporting issuer:**

Date: November 26, 1999 **Jurisdiction:** British Columbia

3. **Name and address of the selling security holder:**

SUPPL

Commonwealth Enterprise Fund
c/o Suite 200 – 20351 Duncan Way
Langley, B.C.
V3A 7N3

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title):**

No

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder:**

Designation of Security	Number of Securities Owned
Common shares	4,736,842

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder.**

Designation of Security	Number of Securities to be Sold
Common shares	200,000

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

dlw 8/5

7. State, to the extent known to the selling security holder, the following particulars about the control position of the Issuer: name(s), securities of the issuer held, offices or positions with the issuer or selling security holder and any other material particular regarding such control person.

Name: Commonwealth Enterprise Fund Inc.. **Securities Held:** 4,736,842 **Position:**

8. The securities will be sold on an exchange.

Canadian Venture Exchange.

9. The Proposed date of sale or date of commencement of sale:

November 26, 2001

10. If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.

N/A

11. State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

N/A

10. If this Form is not an initial filing, provide the following information:

(a)	date of filing of initial Form 45-102F3	Nov.15, 2001
(b)	date of the most recently filed renewal Form 45-102F3	July 2, 2002
(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	200,000
(d)	number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	132,200
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	127,200
(f)	number of securities remaining for sale	67,800